

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 15, 2013

Via E-Mail
Larry Webb
Chief Executive Officer
The New Home Company LLC
95 Enterprise, Suite 325
Aliso Viejo, California 92656

> **Re: The New Home Company LLC**
> **Registration Statement on Form S-1**
> **Response dated July 11, 2013**
> **File No. 333-189366**

Dear Mr. Webb:

We have reviewed your letter dated July 11, 2013, and we have the following comments.

S-1/A#4 Draft

Management's Discussion and Analysis of Financial Conditions and Results of Operation, page 61

1. We note that you expect to recognize $2.7 million of stock compensation expense for the issuance of stock-based compensation in connection with your initial public offering, which is 59.6% of pro forma loss from operations for fiscal year 2012. Please expand your overview section to notify investors that you will be issuing stock-based compensation in connection with your initial public offering and subsequently in connection with your 2013 Long-Term Incentive Plan. Please also disclose the amount of compensation expense you expect to recognize for each year in which the stock-based compensation vests.

Unaudited Pro Forma Consolidated Financial Statements, page F-2
Pro Forma Consolidated Balance Sheet, page F-3

2. We note from your disclosures on pages 51 and 54 that you may increase or decrease the number of shares you will offer in your initial public offering. As such, please provide the disclosures required by Article 11-02(b)(8) of Regulation S-X for the different results that may occur.

3. We note that the executive management team's ownership interest will increase from 25% to 40.3% subsequent to the conversion of the registrant from an LLC to a Delaware corporation. We further note that you have not recognized an expense within retained

earnings and did not disclose that this expense has been excluded from pro forma net loss before nonrecurring items. Please tell us what consideration you have given to recognizing the increase in ownership interest as compensation expense for the executive management team as a result of the conversion to a corporation. Please refer to Article 11-02(b)(5) of Regulation S-X for guidance regarding nonrecurring items. Further, we note your disclosure that the allocation of the aggregate 9,690,387 shares of common stock your current members will receive in connection with the conversion from an LLC to a Delaware corporation is variable depending on the initial public offering price. Please include a sensitivity analysis of the impact of a change in the initial public offering price in accordance with Article 11-02(b)(8) of Regulation S-X.

Pro Forma Consolidated Statements of Operations, page F-4

4. We note that you have included the number of shares to be issued in this offering within pro forma shares outstanding for purposes of calculating pro forma loss per share. We further note that you will be using the proceeds from this offering for general corporate purposes (e.g., development of lots, home construction and other related purposes). In accordance with Article 11-02(b)(7) of Regulation S-X, please remove the shares offered in connection with your initial public offering from the earnings (loss) per share presentation.

Notes to Pro Forma Financial Statements, page F-6

5. Please expand footnote (4) to provide investors with the specific calculations of the adjustment for the 92,220 restricted stock units by the corresponding vesting period of one to five years and the options for 541,111 shares of your common stock by the corresponding vesting period of one to five years. Please refer to Article 11-02(b)(6) of Regulation S-X for guidance. Please disclose the amount of unrecognized compensation expense that will be recognized over the remaining vesting periods.

15. Unaudited Pro Forma Income (Loss) per Share, page F-31

6. Please provide us with your calculations of the weighted-average shares for the conversion of members' equity into shares of common stock of 9,690,387 for each period presented.

7. Please expand your calculation to include the periods August 18, 2010 through December 31, 2010, and January 1, 2010 through August 17, 2010, as reference in your footnote disclosure.

16. Subsequent Events, page F-32

8. Please provide the disclosure required by ASC 855-10-50-1 for both your annual and interim periods presented.

You may contact Tracey Smith, Staff Accountant, at 202-551-3736 or Alfred Pavot, Staff Accountant, at 202-551-3738 if you have questions regarding comments on the financial statements and related matters. Please contact Asia Timmons-Pierce, Staff Attorney, at 202-551-3754 or me at 202-551-3397 with any other questions.

Sincerely,

/s/ Jay Ingram

Jay Ingram
Legal Branch Chief

cc: J. Gerard Cummins, Via E-mail